James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

Exhibit 99.3

8 August 2017

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Results of 2017 Annual General Meeting

We advise that all resolutions set out in the Notice of the Annual General Meeting dated 5 July 2017, were carried at the Annual General Meeting (AGM) of the company today in Dublin, Ireland.

Details of votes cast are set out below:

	RESOLUTION	FOR	AGAINST	ABSTAIN
1	Financial Statements and Reports	360,447,071	498,888	2,808,943
2	Remuneration Report	302,578,320	55,378,663	5,797,919
3(a)	S Simms election	362,620,198	63,283	1,071,421
3(b)	B Anderson re-election	361,562,561	1,111,976	1,080,365
3(c)	R Chenu re-election	355,868,840	6,710,698	1,175,364
3(d)	R van der Meer re-election	360,125,472	2,542,439	1,086,991
4	Fix external auditor remuneration	362,067,172	113,938	1,573,792
5	Increase non-executive director fee pool	360,776,189	845,086	1,535,942
6	Grant ROCE RSUs to L Gries	334,180,746	27,648,043	1,522,075
7	Grant Relative TSR RSUs to L Gries	333,881,586	27,938,513	1,530,765

Yours faithfully
Natasha Mercer
Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.
Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),
Andrea Gisle Joosen (Sweden), David Harrison (USA), Alison Littley (United Kingdom), James Osborne,
Steven Simms (USA), Rudy van der Meer (Netherlands).
Chief Executive Officer and Director: Louis Gries (USA)
Company number: 485719
ARBN: 097 829 895